SECU 07004164 SSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

BB 3/13

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| SEC FILE NUMBER |
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| 8- 37730 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haverford Trust Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Radnor Corporate Center, Suite 450
(No. and Street)

Radnor (City) Pennsylvania (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Rovner 610-995-8721
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

2 Commerce Square, Suite 1700, 2001 Market St Phila., PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/14

## OATH OR AFFIRMATION

I, Binney H.C. Wietlisbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haverford Trust Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBORAH L. ROBERTS, Notary Public
Upper Providence Twp., Delaware County
My Commission Expires May 4, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital~~
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Haverford Trust Securities, Inc.

*(a wholly-owned subsidiary of The Haverford Trust Company)*

**Statement of Financial Condition**

**December 31, 2006**

## Haverford Trust Securities, Inc.
***(a wholly-owned subsidiary of The Haverford Trust Company)***
**Index**
**December 31, 2006**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300
www.pwc.com

## Report of Independent Auditors

To the Stockholder of
Haverford Trust Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Haverford Trust Securities, Inc. (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As described in Note 5, the Company has significant transactions with its parent. Because of this relationship, it is possible that the terms and results of the Company's transactions with its parent are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2007

**Haverford Trust Securities, Inc.**
***(a wholly-owned subsidiary of The Haverford Trust Company)***
**Statement of Financial Condition**
**December 31, 2006**

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 450,919 |
| Brokerage commissions receivable | 125,131 |
| Furniture and equipment (net of accumulated depreciation of $30,326) | - |
| Other assets | 35,566 |
| Total assets | $ 611,616 |

**Liabilities and Stockholder's Equity**

| | |
|---|---|
| Liabilities: | |
| Accrued expenses and other liabilities | $ 9,183 |
| Due to parent | 3,959 |
| Total liabilities | 13,142 |
| Commitments | |
| Stockholder's Equity: | |
| Common stock, $1 par value - 1,000 shares authorized, 100 shares issued and outstanding | 100 |
| Additional paid-in capital | 49,900 |
| Retained earnings | 548,474 |
| Total stockholder's equity | 598,474 |
| Total liabilities and stockholder's equity | $ 611,616 |

The accompanying notes are an integral part of these financial statements.

## 1. Business and Organization

Haverford Trust Securities, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company was incorporated in 1987 and generally provides brokerage services as the introducing broker to clients of The Haverford Trust Company ("HTC"), the parent company.

All of the outstanding stock of the Company is owned by HTC, a state-chartered trust company and commercial bank under the laws of the Commonwealth of Pennsylvania.

## 2. Summary of Significant Accounting Policies

The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America for brokers and dealers in securities. These policies are consistently followed by the Company in the preparation of its financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

*Cash and Cash Equivalents.* For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments with maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash equivalents in the balance sheet approximates its fair value. Included within cash and cash equivalents is a $25,000 deposit with the clearing broker. This represents good and free funds to assure compliance with representations, agreements, and indemnifications in the agreement between the Company and the clearing broker.

*Fixed Assets.* Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. As of December 31, 2006, all furniture and equipment has been fully depreciated.

*Income Taxes.* The Company is taxed as an S-corporation for federal income tax purposes. Accordingly, the income of the Company is passed through to the owner and no provision is made in the financial statements for federal income taxes. For state income tax purposes, the Company is considered a C-corporation and is subject to state income taxes on a stand-alone basis. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws.

### 3. New Accounting Standard

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. The Interpretation is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. Management has recently begun to evaluate the application of the Interpretation to the Company, and is not in a position at this time to estimate the significance of its impact, if any, on the Company's financial statements.

### 4. Concentrations

Substantially all of the Company's cash and cash equivalents are deposited at one financial institution.

Brokerage commissions receivable of $125,131 are due from the Company's clearing broker.

### 5. Agreement with Clearing Broker

The Company has entered into an agreement with a broker (the "clearing broker") to execute securities transactions on behalf of its customers. The Company clears all of its securities transactions through this clearing broker, in an arrangement that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company net of fees for clearing and other services. Substantially all revenue reported by the Company for 2006 resulted from this relationship. Full payment of the $125,131 receivable at December 31, 2006 was received from the clearing broker in January 2007.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by either the Company or the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2006, the Company did not incur any such expenses, and there was no such liability as of December 31, 2006.

### 6. Related Party Transactions

The sole stockholder of HTC receives payments for business development and other services provided to the Company.

The Company reimburses HTC for its proportionate share of office space, compensation and related benefits, office supplies, and other shared corporate expenses.

## 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. The Company had net capital of $562,908 at December 31, 2006, which was in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1 at December 31, 2006.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.

END